Exhibit 99.1

ASX/Media Release (Code: ASX: IMM; NASDAQ: IMMP)

Immutep Receives A$1.9 Million Research and Development Related Tax Rebate

from French Government

SYDNEY, AUSTRALIA – August 21, 2018 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep“ or “the Company”), a biotechnology company developing novel immunotherapy treatments for cancer and autoimmune diseases, is pleased to announce that it has received a €1,221,906 (~ A$1,910,010) cash rebate from the French Government under its Crédit d’Impôt Recherche scheme (CIR).

The “Crédit d’Impôt Recherche” (CIR), meaning “Research Tax Credit”, is a French government tax incentive by which French companies conducting research and development activities in Europe can be reimbursed 30% of their eligible expenditure.

Immutep qualifies to receive CIR credits through its subsidiary Immutep S.A.S. due to the research and development conducted in its laboratory at Châtenay-Malabry in southwestern Paris.

The funds will be used to support the ongoing and planned global clinical development of eftilagimod alpha and the preclinical development of IMP761.

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders.

Immutep’s current lead product is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3Ig fusion protein based on the LAG-3 immune control mechanism. This mechanism plays a vital role in the regulation of the T cell immune response. Efti is currently in a Phase IIb clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT 02614833); a Phase II clinical trial referred to as TACTI-002 (Two ACTive Immunotherapies) to evaluate a combination of Efti with KEYTRUDA® (pembrolizumab) in several different solid tumours (clinicaltrials.gov identifier NCT03625323); and a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT02676869). Additional LAG-three products, including antibodies, for immune response modulation in autoimmunity and cancer are being developed by Immutep’s large pharmaceutical partners. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Further information can be found on the Company’s website www.immutep.com or by contacting:

U.S. Investors:

Jay Campbell, Vice President of Business Development and Investor Relations, Immutep Limited

+1 (917) 860-9404; jay.campbell@immutep.com

Garth Russell, LifeSci Advisors

+1 (646) 876-3613; garth@lifesciadvisors.com

Australian Investors/Media:

Matthew Gregorowski, Citadel-MAGNUS

+61 2 8234 0105; mgregorowski@citadelmagnus.com